UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8388

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/24** AND ENDING **12/31/24**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Concorde Investment Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3909 Research Park Dr., Suite 200

(No. and Street)

Ann Arbor	**MI**	**48108**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Hofer	**248.428.8003**	**khofer@concordeis.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC

(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Suite 3100 **Dallas**	**TX**	**75201**
(Address) (City)	(State)	(Zip Code)

09/18/2003	**169**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kathleen Hofer _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Concorde Investment Services, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Kathleen Hofer_

Title: CFO

Notary Public

CURT JORREY
Notary Public - State of Michigan
County of Oakland
My Commission Expires Oct 26, 2025
Acting in the County of _Oakland_

This filing contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONCORDE INVESTMENT SERVICES, LLC

**FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION**

DECEMBER 31, 2024

CONCORDE INVESTMENT SERVICES, LLC

DECEMBER 31, 2024

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Concorde Investment Services, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Concorde Investment Services, LLC (the Company) as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company, LLC

This is the initial year we have served as the Company's auditor.

Dallas, Texas
March 13, 2025

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

Cash	$ 4,788,684
Due from broker	59,273
Deposit with clearing broker	75,012
Accounts receivable	110,932
Commissions receivable	839,045
Prepaid expenses and other assets	211,407
Right of use asset	322,204
Total assets	**$ 6,406,557**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable	$ 110,608
Accured commissions	1,012,790
Due to related parties	1,081,089
Deferred fees	311,982
Accrued expenses	14,983
Right of use liability	322,204
Total liabilities	2,853,656
Member's equity	3,552,901
Total liabilities and member's equity	**$ 6,406,557**

See notes to the consolidated financial statements

2

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF OPERATIONS

DECEMBER 31, 2024

Revenues:		
Commissions - Alternative Investments	$	24,801,548
Due dilligence fees		5,246,957
Commissions - Variable annuities		3,243,957
Commissions - Mutual funds		740,219
Commissions - Clearing firm		364,886
Commissions - Variable life insurance		344,092
Commissions - 529 Plans		89,211
Fee income		361,331
Interest		152,176
Other income		263,692
Total revenues		35,608,069
Expenses:		
Compensation and payroll	$	3,488,099
Insurance		70,060
Professional fees		1,406,820
Regulatory fees		33,354
Legal settlements		2,635,407
Technology and communication		457,533
Travel and entertainment		45,692
Commissions and clearance		27,486,835
Marketing		85,628
General and administrative		191,707
Interest expense		12,151
Total expenses		35,913,286
Loss before provision for income taxes	$	(305,217)
Provision for taxes		
Federal income taxes	$	101,900
State taxes		16,354
Total provision for taxes		118,254
Net loss		(423,471)

See notes to the consolidated financial statements

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

DECEMBER 31, 2024

Balance - January 1, 2024	$	4,347,575
Net loss		(423,471)
Distributions		(371,203)
Balance - December 31, 2024	$	3,552,901

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2024

Cash flows from operating activities:	
Net loss	$ (423,471)
Adjustments to reconcile net income to net cash provided by operating activities:	
Cash flow from changes in assets and liabilities:	
Increase in due from broker	(1,709)
Decrease in accounts receivable	87,931
Decrease in related parties	4,075
Increase in commissions receivable	(71,421)
Increase in prepaid expense and other current assets	(19,505)
Decrease in accounts payable	(125,346)
Increase in accrued expenses	12,482
Increase in accrued commissions	6,379
Increase in due to related parties	882,965
Increase in deferred fees	18,559
Total Adjustments	794,410
Net cash provided by operating activities	370,939
Cash flows from financing activities	
Distribution	(371,203)
Net change in cash and cash equivalents	(264)
Cash and cash equivalents at the beginning of the year	4,788,948
Cash and cash equivalents at the end of the year	$ 4,788,684
Supplemental cash flow disclosure:	
Interest paid	$ -
Income taxes paid	$ 118,254

See notes to the consolidated financial statements

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   Concorde Investment Services, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Concorde Holdings, Inc (Parent Company).

   The Company functions as a securities broker-dealer engaged in the execution of transactions as well as the private placement of securities. The Company operates as a fully disclosed introducing broker-dealer. Accordingly, the Company had no items reportable as customer's fully paid securities: (1) not in the Company's possession or control as the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) in addition to being in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation
   The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Statements Accounting Board.

   Use of estimates
   The preparation of financial statements in conformity with US GAAP which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and cash equivalents

The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company monitors the bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash equivalents as highly liquid investments purchased with an original maturity of three months or less that are not held for sale in the ordinary course of business. As of December 31, 2024, the Company had cash equivalents of $3,554,918.

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" (ASC Topic 606) revenues from contracts with customers are recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation that has been satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Investment banking

Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred. Investment banking revenues consist of advisory services/corporate finance activities including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts and fundraising activities. These investment banking revenues are received based on contractual terms.

Commission and sales revenue

Commission and sales revenue represents brokerage commissions and earnings generated by registered representatives through completed securities transactions on behalf of customers. Executed transactions include a broad spectrum of investment products and services such as equity, fixed income, mutual fund and annuity transactions. Securities commissions are either sales-based commissions that are recognized at a point-in-time on the trade-date or trailing-commissions that are recognized when received. Sales-based securities commissions are typically a flat-fee negotiated per security transaction or are based on a percentage of the trade-date transaction value. Commissions are recorded on a trade-date basis as securities transactions occur and the related commission and clearing expense is recorded in the month the services are provided.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

12b-1 service fee revenue

The Company has entered into one or more selling agreements with investment companies and/or insurance companies ("fund sponsor") whereby it receives service fee revenue in the form of 12b-1 fees for providing ongoing customer service to investors. The amount of 12b-1 fees due the Company is set forth in the selling agreement between the Company and the fund's sponsor.

The Company meets its performance obligations by servicing its customers. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated, which is unknown to the Company until receipt of a statement from each fund's sponsor, at which time 12b-1 service fee revenue is recognized.

Receivables from fund sponsors

Receivables due from fund sponsors primarily represent outstanding balances resulting from mutual fund transactions and insurance-related activities. Amounts receivable are generally received within 30 days. Given the creditworthiness of the respective mutual fund and insurance company counterparties, the Company considers these receivables to be fully collectible. As of December 31, 2024 the receivable balance is $839,045.

Transactions with clearing firm

The Company has a fully-disclosed clearing agreement with Pershing, LLC and RBC Capital Markets, LLC. All of the customers' money balances and security positions are carried on the books of the clearing broker. Under the terms of this agreement, the Company is required to maintain a $50,000 deposit and a $25,000 deposit, with Pershing, LLC and RBC Capital Markets, LLC respectively to facilitate the clearance and settlement of trades, as well as provide collateral against potential trading losses or obligations arising from security transaction services. This balance is included in the Deposit with clearing firm account in the Statement of Financial Condition.

At December 31, 2024, the Company had a $59,273 net receivable from the Company's clearing firms, this balance is included in the Statement of Financial Condition in accounts receivable. The receivable balance is generally received within 30 days. Based on the nature, contractual life and historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Credit Losses

Effective January 1, 2020, the Company adopted ASC Topic 326, "Financial Instruments – Credit Losses" (ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer). As of December 31, 2024, there were no expected credit losses.

Income taxes

The Company files a consolidated income tax return with its Parent Company and subsidiaries. The provision for Federal income taxes for the year ended December 31, 2024, is based on a separate return filing.

Uncertain tax positions

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.

The Company had no unrecognized tax benefits at December 31, 2024. No accrued interest and penalties associated with uncertain tax positions were recorded during the year ended December 31, 2024 or accrued for as of December 31, 2024.

Generally, federal, state and local authorities may examine the Company's member's tax returns for three years from the date of filing; consequently, the respective tax returns for the years prior to 2020 are no longer subject to examination by tax authorities.

Adoption of new accounting standards

The FASB issued (ASU) 2023-07, "Segment Reporting" (Topic 280) which increased disclosure requirements regarding a public entity's reportable segments effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses.

The Company has evaluated the guidance there under and has determined that The Company operates as one operating segment. For further discussion refer to Footnote 5, Reportable Segments.

3. **RELATED PARTY TRANSACTIONS**

The Company has an expense sharing agreement with its parent whereby the parent company pays certain operating expenses attributable to the Company including payroll, commissions, compliance, conferences, dues, benefits, regulatory fees, professional fees, tech/data travel and rent. Total expenses incurred during the year were $7,156,358.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (the Rule) of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to meet regulatory requirements and cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $50,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital, as defined, of $3,085,487 which exceeded the required minimum net capital of $168,764 by $2,916,723. There was $2,531,453 of Aggregate indebtedness as of December 31, 2024. The Company's percentage of aggregate indebtedness to net capital was 82.04%.

5. **REPORTABLE SEGMENTS**

The Company is engaged in a multiple lines of business as a securities broker-dealer, engaged in agency transactions and as a placement agent. The Company has identified its Chief Executive Officer as its chief operating decision maker ("CODM"). The CODM predominately uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment as the same as those described in Footnote 2, summary of significant accounting policies.

6. **CONTINGENCIES**

At December 31, 2024, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by former registered representatives of the Company. The disposition of these matters, in the opinion of management will not have a material adverse effect on the Company's financial position.

During 2024, the Company entered into settlement agreements with individuals regarding various investment claims against the Company and its former registered representatives. The settlements approximated $486,000 and are included in settlements in the statement of operations.

7. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 13, 2025 the date on which the financial statements were issued.

CONCORDE INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2024

Total member's equity	$	3,552,901
Deductions		
Accounts Recievable		(110,932)
Non-allowable portion of commissions		(145,075)
Prepaid expenses		(211,407)
Total deductions		(467,414)
Net capital	$	3,085,487
Computation of basic net capital requirement:		
Minimum net capital requirement, greater of 6-2/3%		
of aggregate indebtedness ($2,531,453)	$	168,764
Statutory minimum net capital required	$	50,000
Net capital requirement (greater of the minimum calculation or		
the statutory amount)	$	168,764
Excess net capital	$	2,916,723
Net capital less greater of 10% of aggregate indebtedness or 120% of		
minimum net capital	$	2,832,342
Computation of aggregate indebtedness:		
Accrued expenses and other payables	$	2,531,453
Percentage of aggregate indebtedness to net capital		82.04%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly no reconciliation is necessary.

Schedule II:
Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 or Footnote 74 of SEC Release No. 34-70073.

Schedule III:
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 or Footnote 74 of SEC Release No. 34-70073.

CONCORDE INVESTMENT SERVICES, LLC

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2024



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and
Those Charged With Governance of
Concorde Investment Services, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Concorde Investment Services, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sanville & Company, LLC

Dallas, Texas
March 13, 2025



Report of Independent Registered Public Accounting Firm

To the Member and
Those Charged With Governance of
Concorde Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Concorde Investment Services, LLC (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) public non-listed REITS and (3) the private placement of securities, including like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code (4) acting as a mutual fund retailer (5) broker or dealer selling variable life insurance or annuities (6) broker or dealer selling tax shelters or limited partnerships in primary distributions throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) public non-listed REITS and (3) the private placement of securities, including like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code (4) acting as a mutual fund retailer (5) broker or dealer selling variable life insurance or annuities (6) broker or dealer selling tax shelters or limited partnerships in primary distributions and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination,

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company, LLC

Dallas, Texas
March 13, 2025

Concorde Investment Services, LLC Exemption Report

Concorde Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) public non-listed REITS and (3) the private placement of securities, including like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code (4) acting as a mutual fund retailer (5) broker or dealer selling variable life insurance or annuities (6) broker or dealer selling tax shelters or limited partnerships in primary distributions.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Kathleen Hofer, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Kathleen Hofer

Chief Financial Officer

Date of Report: February 17, 2025